Firsthand Capital Management, Inc.
150 Almaden Blvd., Ste. 1250
San Jose, CA 95113
www.firsthandcapital.com

Via EDGAR
Ms. Lauren Hamilton
Staff Accountant
Disclosure Review Office
 Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
 New York, N.Y. 10281

February 3, 2017

Re:	Firsthand Funds (the “Trust” or the “Registrant”); Files Nos: 33-73832; 811-8268

Dear Ms. Hamilton:

Pursuant to our telephone conversation on January 4, 2017, the following are our responses to your comments to the December 31, 2015 Annual Report of Shareholders of Firsthand Funds filed on Form N-CSR on March 1, 2016 relating to two series of the Trust: Firsthand Technology Opportunities Fund and Firsthand Alternative Energy Fund.

Comment 1: Item 3 of the Registrant’s N-CSR notes the Board does not have a member that is an audit committee financial expert. Please provide an explanation why it does not have an audit committee financial expert.

Comment accepted. Going forward, the Registrant will amend its disclosures to comply with Item 3, to read as follows:

Item 3. Audit Committee Financial Expert. As of the end of the period covered by the report, the registrant’s Board of Trustees has not determined that any of its members is qualified as an audit committee financial expert. Although each member of the Audit Committee is “independent,” as defined by Item 3 of Form N-CSR, and is financially sophisticated, the registrant has in place a small Board of Trustees with a limited number of members. Even without an audit committee financial expert, the registrant is comfortable that its Audit Committee can function effectively given the investment and financial experience and expertise of its members.

Comment 2: Item 4(d) of the Registrant’s N-CSR discloses all other fees billed in the last two fiscal years by the principal accountant other than those already disclosed in 4(a)-4(c). In Item 4(d), the Registrant disclosed $1,500 for each of 2014 and 2015. Going forward, please describe the nature of the services provided in connection with those fees disclosed in Item 4(d).

February 3, 2017 Page 2

Comment accepted. Going forward, the Registrant will amend its disclosures to comply with Item 4(d). For the December 31, 2015 N-CSR, that section should therefore read as follows:

Item 4(d). All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in paragraphs (a) through (c) of this Item are $1,500 for 2014 and $1,500 for 2015. The fees are incurred in connection with the principal accountants performing an annual anti-money laundering audit program for the Registrant.

Comment 3: The Registrant’s N-CSR discloses that it invests in other mutual funds. In future reports, describe the class of ownership of such mutual funds. This comment also applies to the Registrant’s Form N-Q filings.

Comment accepted. Going forward, the Registrant will amend its disclosures for both Form N-CSR and Form N-Q to disclose the class of ownership of all mutual funds held by the Registrant.

Comment 4: The Registrant’s N-CSR discloses on its balance sheet that there are payables to affiliates. Please provide information by correspondence how frequently they are settled. Also, please confirm if they are solely for advisory and administration fees. In addition, please confirm why the amount is so high in connection with the actual amount paid. Furthermore, going forward, revise the notes regarding Administration Agreement to describe how frequently they are settled (e.g. monthly, etc.)

Comment accepted. The payables in the balance sheet to affiliates are only for advisory fees and administration fees. They are normally settled monthly. The amount for December 31, 2015 was high relative to the actual amount paid because that amount was for two months (November and December 2015). During that period, the Funds had redemption levels higher than normal. As a defensive measure, the Fund delayed paying out the advisory and administration fees to preserve cash. Going forward, the Registrant will revise the notes regarding Administration Agreement to state that the payables are usually settled monthly.

Comment 5: The Registrant’s Fee Table in the Prospectus dated April 30, 2015 contains a fee waiver. Therefore, the Registrant needs to provide two lines in the Prospectus showing the fee waiver. The fee table in the April 30, 2015 Prospectus only provides net of fee information. Also, please explain if the waiver is subject to recoupment and the terms of the recoupment.

Comment accepted. Going forward, the Registrant shall provide in the Prospectus Fee Table two lines to show gross and net of fee information, along with a line showing the amount of the waiver. The Prospectus will also explain whether the waiver is subject to recoupment and the terms of the recoupment.

February 3, 2017 Page 3

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-624-9531.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc: Kevin Landis, President, Firsthand Capital Management, Inc.